EXHIBIT 12.1

CITIZENS FINANCIAL GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months	Six Months	Year Ended December 31,
(dollars in millions)	Ended June 30, 2017		2016	2015	2014	2013(2)	2012
Computation of Earnings:
Income (loss) from continuing operations before income tax expense	$462	$896	$1,534	$1,263	$1,268	($3,468)	$1,024
Fixed charges	192	360	559	503	417	499	669
Total Adjusted Earnings	$654	$1,256	$2,093	$1,766	$1,685	($2,969)	$1,693

Computation of Fixed Charges:
Interest expense	$179	$334	$508	$452	$363	$443	$619
Portion of net rental expense deemed representative of interest (1)	13	26	51	51	54	56	50
Total Fixed Charges	$192	$360	$559	$503	$417	$499	$669

Ratio of Earnings to Fixed Charges	3.4%	3.5%	3.7%	3.5%	4.0%	(5.9%)	2.5%

(1) The portion of rents shown as representative of the interest factor is one-quarter of total net operating lease expenses.
(2) The deficiency for this period was $3,468 million due in part to a goodwill impairment charge of $4,435 million ($4,080 million after tax).